UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

4d pharma plc. (the “Company,” “4D,” “4D pharma,” “we,” “us” or “our”) is furnishing this Amendment No. 1 to its report on Form 6-K originally furnished to the Securities and Exchange Commission (the “SEC”) on October 1, 2021 in relation to its restatement of its Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and for the six-months ended June 30, 2021 and to amend the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021.

The Company has determined that the warrants and units assumed by the Company in connection with its March 2021 merger with Longevity Acquisition Corporation should not be recorded as equity instruments, and in accordance with US Generally Accepted Accounting Principles, “US GAAP,” should be recorded as derivative liabilities. While the issues identified are non-cash, and do not impact the cash and cash equivalents, the Company is obligated to restate the unaudited interim consolidated financial statements for the six months period ending June 30, 2021. The Company’s audited financial statements for the year ended December 31, 2020 are not affected.

As previously reported under GAAP, the Company had concluded that the warrants and units were indexed to its own stock and were equity based. According to Accounting Standards Codification “ASC” 815-40-15-71, equity linked financial instruments issued with a strike price denominated in a currency (USD$) different than the Company’s functional currency (GBP£) incurs an exposure to changes in currency exchange rates and thus cannot be indexed to the Company’s stock. Therefore, the Company has corrected this issue and will report the warrants and units as derivative liabilities.

The issues disclosed herein are an accounting technicality and were identified by the Company during the ongoing preparation of its audited financial statements for the year ended December 31, 2021. The restatements do not impact the Company’s cash and cash equivalents, revenues, operating expenses, operating loss, assets, or liquidity for the affected period.

A copy of the Company’s Restated Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and for the six-months ended June 30, 2021 is attached hereto as Exhibit 99.1 and incorporated herein by reference and a copy of the Company’s Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021 is attached hereto as Exhibit 99.2 and incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Document Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and December 31, 2020 and for the six-months ended June 30, 2021 and 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: February 18, 2022	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer